UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the months of July, August, 2007.

Commission File Number 000-49917

NEVADA GEOTHERMAL POWER INC.

(Translation of registrant's name into English)

900 – 409 Granville Street, Vancouver, BC V6C 1T2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  __X__    Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.
(Registrant)

Date	August 2, 2007	By	/s/ Edward Low
(Signature)*

Edward Low, Controller-Interim CFO
(Name and Title)

*Print the name and title under the signature of the signing officer

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit List

Exhibit Number	Description

99.1	News Release dated July 18, 2007
99.2	News Release dated July 26, 2007
99.3	News Release dated August 1, 2007
99.4	News Release dated August 2, 2007
99.5	News Release dated August 2, 2007

click here for printer-friendly PDF version

Exhibit 99.1

Nevada Geothermal Power Inc.

Announces the Continuation of Confirmation Drilling at

Blue Mountain Geothermal Site with the Commencement of

Third Production Size Well

VANCOUVER, B.C. (July 18, 2007) – Nevada Geothermal Power Inc. (“NGP”) (TSX-V: NGP, OTC-BB: NGLPF) today announced that the ThermaSource Rig 101 has been moved to well site 23-14 at the Blue Mountain geothermal site to drill the third in a series of three production size wells. Well 23-14 will be spudded on or about July 23, 2007.

Specific target structures for Well 23-14 are the West Fault series of structures.  At the 23-14 site, a conductive temperature gradient of 190°C/km was measured in an earlier exploratory hole to 450 metres (1640 feet) leading to the expectation of 190°C temperatures at approximately 1000 metres (3300 feet), the projected depth of target structures.  Well 23-14 is permitted to a depth of 1830 metres (6,000 feet); completion is expected in early September.

Well 38-14, started in 2006, has been completed by ThermaSource to a depth of 1654 metres (5,426 feet) There were no zones intersected that showed similar pressure or permeability characteristics as encountered in well 26A-14.  Evaluation of the well, including temperature and pressure logging, is ongoing as the well is heating up after being disturbed by the drilling process. Upon the completion of Well 23-14 in September, a full series of tests will be conducted involving all three wells and the results incorporated into a resource feasibility report.

Well site 23-14 is 1000 metres (3200 feet) north from Well 38-14 and 610 metres (2000 feet) from 26A-14 (see attached map).

Blue Mountain, located 30 kilometres (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner 1 geothermal plant will require a 20-mile long transmission line over relatively flat, under developed lands to a connection point located on the utilities’ (Sierra Pacific) 120kV-transmission line north of Mill City, Nevada. Extensive environmental studies have been completed along the power line route and around the proposed power plant site and an environmental assessment is in process by the Bureau of Land Management (BLM).

The electric power is to be sold under a 20-year Power Purchase Agreement to the Nevada Power Company, for up to 31.25 MW (net) of geothermal power.  Subject to a favourable feasibility study, permitting and project financing, Phase 1 at Blue Mountain is expected to commence power generation in late 2009.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.

###

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

NEVADA
N
11
12
15
14
22
23-14
26A-14
38-14
1:15,000
NAD 27 ZONE 11
NEVADA GEOTHERMAL POWER COMPANY
BLUE MOUNTAIN PROJECT
BLUE MOUNTAIN GEOTHERMAL WELL FIELD
PREPARED BY:
DATE: JULY 10, 2007
REVISIONS:
FILE NAME:

Exhibit 99.2

Nevada Geothermal Power Inc.

Secures Project Financing of US$100 Million with Morgan Stanley for Blue Mountain’s Faulkner I Power Plant

VANCOUVER, B.C. ( July 26, 2007 ) -- Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that it has signed Commitment Letters and Term Sheets for a construction loan and permanent financing with Morgan Stanley (“Morgan Stanley”).

Morgan Stanley will extend a loan facility of up to US$100 Million for the construction of the 35 MW Blue Mountain, Faulkner I project in Nevada.  The closing of the Construction Loan is subject to certain conditions precedent and is expected to occur on or before December 31, 2007. The proceeds of the loan will be used to fund construction of the Faulkner I geothermal power plant, geothermal well field, related infrastructure and development costs.

Subject to customary condition precedent, at substantial completion of the project, Morgan Stanley will make an equity investment of approximately US$100 Million into a project level single purpose entity, holding the Blue Mountain Faulkner I assets. Proceeds from this investment will repay the construction loan. The transaction will employ a “flip structure”, which will allocate substantially all distributable cash flow to NGP until its invested capital is returned. Once Morgan Stanley reaches a target after-tax yield on its investment in the project, NGP will receive substantially all of both distributable cash and taxable income. NGP also has the option to buy out the investors' remaining interest in the project at the then-current fair market value. NGP will be operating the power plant and geothermal field and receive compensation for such services.

Upon satisfaction of the conditions precedent to the loan, NGP shall pay a success fee to Markus K. Christen and to Dundee Securities Corporation. NGP retained Mr. Christen as its financial advisor in connection with arranging financing for development of the Blue Mountain Faulkner 1 Power Plant. Mr. Christen is a director of NGP and has considerable expertise and experience with structured financing related to renewable energy projects.

“We are very pleased to have secured the capital for the construction and operating phase for the Blue Mountain power project to provide renewable, clean energy to Nevada.  We at NGP are proud to have earned the confidence of an institution like Morgan Stanley to support NGP’s Blue Mountain project and are looking forward to an efficient and timely execution of this innovative financing and a continuous mutually beneficial relationship,” said Brian Fairbank, President and Chief Executive Officer.

“We are excited to partner with NGP on this promising project”, said Aaron Lubowitz, a Managing Director at Morgan Stanley.

Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner I geothermal plant will require a 20-mile long transmission line over relatively flat, undeveloped desert land to a connection point located on the utility’s (Sierra Pacific) 120kV-transmission line north of Mill City, Nevada. Extensive environmental studies have been completed along the power line route and around the proposed power plant site and an environmental assessment is in process by the Bureau of Land Management (BLM).

The electric power is to be sold under a 20-year Power Purchase Agreement to the Nevada Power Company, for up to 35 MW of geothermal power.  Phase 1 at Blue Mountain is expected to commence power generation in late 2009.

About Morgan Stanley:  Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  Morgan Stanley’s broad energy portfolio increasingly includes alternative and renewable energy financing to encourage energy efficient technologies.

The Firm's employees serve clients worldwide including corporations, governments, institutions and individuals from more than 600 offices in 31 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Exhibit 99.3

Nevada Geothermal Power Inc.

Secures Bridge Financing of US$20 Million with Glitnir Bank

for Blue Mountain’s Faulkner I Project

VANCOUVER, B.C. (August 1, 2007) -- Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that it has signed a Commitment Letter and Term Sheet for a Bridge Loan Facility with Glitnir Bank (“Glitnir”).

Glitnir will extend a Bridge Loan Facility of up to US$20 Million for the development of the 35 MW Blue Mountain, Faulkner I project in Nevada.  The closing of the Loan is subject to receipt of a resource report from GeothermEx, Inc. The proceeds of the loan will be used to fund the continuous development of the Faulkner I geothermal power plant, geothermal well field, related infrastructure and development costs.

Subject to customary conditions precedent, Glitnir will make loan proceeds of up to US$20 Million available to a project level single purpose entity holding the Blue Mountain Faulkner I assets. This Bridge Facility will be available prior to having all construction permits for the project obtained and will be repaid by the Construction Loan provided by Morgan Stanley. Glitnir retains an option to participate in the Construction Loan.

Upon closing of the loan, NGP shall pay a success fee to Markus K. Christen. NGP retained Mr. Christen as its financial advisor in connection with arranging financing for development of the Blue Mountain Faulkner I Power Plant. Mr. Christen is a director of NGP and has considerable expertise and experience with structured financing related to renewable energy projects.

“We are delighted to have secured the Bridge Loan for the development and pre-construction phase for the Blue Mountain power project with an experienced geothermal investor like the Glitnir Bank.  The Bridge Loan will provide liquidity to continue our drilling and development program without interruption prior to having the entire project fully permitted, and perfectly correlates with the construction loan provided by Morgan Stanley.  Nevada Geothermal now has solid financial backing to move its flagship project through to production.” said Brian Fairbank, President and Chief Executive Officer.

“We are excited to support NGP on this promising project and take a new step in growing our North American platform.  As the world’s leading financial institution within geothermal energy we see great opportunities in the project and for geothermal in the US. This is an exciting project for our North America and Global Energy Teams,” said Magnus Bjarnason, Executive Vice President, International Banking at Glitnir Bank.

“In its approach to financing Sustainable Energy, Glitnir Bank emphasizes geothermal especially. We strongly believe in the potential of geothermal energy in the United States; financing Nevada Geothermal is an important step on the path to the utilisation of this green energy and we are proud to be involved,” said Arni Magnusson, Managing Director and Head of Glitnir’s Global Sustainable Energy Group.

Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner I geothermal plant will require a 20-mile long transmission line over relatively flat, undeveloped desert land to a connection point located on the utility’s (Sierra Pacific) 120kV-transmission line north of Mill City, Nevada. Extensive environmental studies have been completed along the power line route and around the proposed power plant site and an environmental assessment is in process by the Bureau of Land Management (BLM).

The electric power is to be sold under a 20-year Power Purchase Agreement to the Nevada Power Company, for up to 35 MW of geothermal power.  Phase 1 at Blue Mountain is expected to commence power generation in late 2009.

About Glitnir Bank:

The financial group Glitnir offers universal banking and financial services. Glitnir is a leading niche player in three global industry segments; seafood/food, sustainable energy, and offshore services vessels. Services include retail, corporate and investment banking, stock trade/brokerage and capital management. The Glitnir group operates in Iceland, Norway, Sweden, Denmark, Finland, the UK, Luxembourg, Russia, Canada and China and will open a US subsidiary in New York in September 2007. Glitnir is listed on the Icelandic Stock Exchange. For more information: www.glitnirbank.com and about our global energy focus: http://www.glitnir.is/English/Business/Energy/.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

Glitnir

Bjørn Richard Johansen

Managing Director, Corporate Communication

Telephone: +47-47 800 100

E-mail: brj@glitnir.no

www.glitnirbank.com

Exhibit 99.4

Nevada Geothermal Power Inc.

Announces the Appointment of Chief Financial Officer

Andrew T. Studley, P. Eng, CPA, MBA

VANCOUVER, B.C. (August 2, 2007) -- Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that it has appointed Mr. Andrew Studley to the position of Chief Financial Officer. Mr. Studley has over 24 years experience in all areas of corporate planning, accounting, finance and administration for chemical, energy and environmental management to worldwide chemical companies, refiners and power companies.  Mr.  Studley holds a Chemical Engineering Degree, an MBA from Harvard University and is a Certified Public Accountant (CPA).

Mr. Fairbank, President & CEO stated, "Nevada Geothermal’s appointment of Mr.  Studley is another step in building the Company’s executive team. With the expected  pace of corporate growth over the coming years, Mr. Studley’s experience in the energy sector along with  his skills in long term financial planning, forecasting, budgeting  and capital project management  will be of considerable value to Nevada Geothermal.”

Mr. Studley started his career in finance with Imperial Oil Ltd., and later was promoted to National Manager Marketing and Business Development. He was Vice President of Corporate Planning with AT Plastics and most recently Corporate Controller with Marsulex Inc. an environmental   management and outsourced services provider to worldwide chemical companies, refiners and power companies.

“Nevada Geothermal Power Inc. is an exciting opportunity; I am delighted  to join a capable team that has built a company that is well positioned to develop sustainable energy, and to grow with the emerging alternative energy industry.”, stated Mr. Studley.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

Nevada Geothermal’s flagship project, Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner I geothermal plant will require a 20-mile long transmission line over relatively flat, undeveloped desert land to a connection point located on the utility’s (Sierra Pacific) 120kV-transmission line north of Mill City, Nevada. Extensive environmental studies have been completed along the power line route and around the proposed power plant site and an environmental assessment is in process by the Bureau of Land Management (BLM).

The electric power is to be sold under a 20-year Power Purchase Agreement to the Nevada Power Company, for up to 35 MW of geothermal power.  Phase 1 at Blue Mountain is expected to commence power generation in late 2009.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

Exhibit 99.5

Nevada Geothermal Power Inc.

Grants Incentive Stock Options

VANCOUVER, B.C. (August 2, 2007) -- Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is granting 250,000 incentive stock options to certain officers of the Company.   The options shall be exercisable at a price of 80 cents (Canadian) per share for five years and are subject to the provisions of the incentive stock option plan.   The common shares, which may be issued upon exercise of the options, will be subject to a four-month hold period from the date of grant.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

Nevada Geothermal’s flagship project, Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner I geothermal plant will require a 20-mile long transmission line over relatively flat, undeveloped desert land to a connection point located on the utility’s (Sierra Pacific) 120kV-transmission line north of Mill City, Nevada. Extensive environmental studies have been completed along the power line route and around the proposed power plant site and an environmental assessment is in process by the Bureau of Land Management (BLM).

The electric power is to be sold under a 20-year Power Purchase Agreement to the Nevada Power Company, for up to 35 MW of geothermal power.  Phase 1 at Blue Mountain is expected to commence power generation in late 2009.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com